Topic ASC 815
AREC Series A Preferred Shares have the following characteristics:
1.
Voting rights 333(1/3) to 1 common (i.e., one Series A Preferred share votes on an “as-converted” basis to 333 and one third common.
2.
Anti-dilution protection (72% Floor of dilution)

ASC 815-15-25-1(a): an embedded feature does not require bifurcation if the feature is clearly and closely related to the host contract.
ASC 815-15-25-17A: requires an issuer to consider the economic characteristics and risks of a hybrid instrument issued in the form of a share to determine whether the nature of the host contract in the share is more akin to debt or to equity.

ASC 815-15-25-17C: General terms and features:

a) The characteristics of the relevant terms and features themselves (for example, contingent versus noncontingent, in-the-money versus out-of-the-money)
a. Voting rights – non-contingent (equity like)
b. Anti-dilution – non-contingent (debt like)
b) The circumstances under which the hybrid financial instrument was issued or acquired (equity like)
a. The Series A Preferred Shares were issued to founding members of the company’s management
c) The potential outcomes of the hybrid financial instrument (equity like)
a. The Preferred Shares would be settled by conversion into Company common shares without other consideration or cash given. There are no redemption features, just conversion into common.

ASC 815-15-25-17D: details on terms and features:

A. Redemption Rights
1. The Series A Preferred Shares do not carry any redemption for consideration provisions. (equity like)
B. Conversion Rights
1. The Series A Preferred Shares convert into common equity shares of the company (equity like)
C. Voting Rights
1. The Series A Preferred Shares allow the holders the ability to vote (equity like)
D. Dividend rights
a. The Series A Preferred Shares have no provisions for dividends (equity like)
E. Protective covenants
a. The Series A Preferred Shares have no provisions with protective covenants (equity like)

Conclusion: of the required attributes required to be assessed under the guidance, only 1 is debt like. This attribute, anti-dilution, is weaker in strength than the equity like attributes outlined above. Based on the preponderance of evidence in the evaluation, the series A preferred shares should be treated as an equity instrument

Additional consideration:

ASC 815-15-25-23 For example, a conversion option in a preferred stock that is deemed an equity host is generally considered clearly and closely related to the host instrument. And as such it should not be bifurcated from the host.